Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

MONDEE ANNOUNCES 1Q 2022 FINANCIAL RESULTS; RETURNS TO POSITIVE EBITDA, ALMOST TRIPLING NET REVENUE

- 1Q22 Net Revenue Increased 179% Year-Over-Year on 100% Organic Growth -

- Upsized PIPE Commitment by $20 Million to $70 Million -

SAN MATEO, Calif. & New York - Mondee Inc. (“Mondee” or the “Company”), the high-growth, travel technology company and marketplace, with a portfolio of globally recognized platforms and brands in the leisure and corporate travel sectors, today announced financial results for the first quarter ended March 31, 2022. Mondee has entered into a definitive business combination agreement with ITHAX Acquisition Corp. (Nasdaq: ITHX) (“ITHAX”) that is expected to result in Mondee becoming a publicly listed company on Nasdaq under the ticker symbol “MOND”.

First Quarter 2022 Financial Results

•	Gross revenue of $469 million was up 205% year-over-year as compared to $154 million in the first quarter of 2021 (“1Q21”).

•	Net revenue of $38 million was up 179% year-over-year as compared to $13 million in 1Q21.

•	Net Loss was $7 million, an improvement of $5 million as compared to a 1Q21 Net Loss of $12 million, even after enhanced marketing costs to acquire lifetime customers and increase market share at this opportune inflection point of post-pandemic recovery.

•	Positive Adjusted EBITDA was $2 million, despite January and February negative impact of COVID-19 Omicron variant, an improvement of $6 million as compared to a 1Q21 Adjusted EBITDA loss of $4 million.

“We are very excited about the trajectory of our results as we continue the momentum from the back half of 2021,” said Prasad Gundumogula, Founder and Chief Executive Officer of Mondee. “The Mondee Marketplace made significant progress, buoyed not only by the the post-pandemic travel recovery, but also by our unique traveltech ecosystem, causing us to regain the vigorous tempo of our pre-pandemic organic growth. After a strong rebound in domestic travel, we believe that we are finally seeing positive momentum in international travel, which is translating to higher transaction tickets with better margins.”

Mr. Gundumogula continued: “Our customers and travelers have been early adopters of our recent fintech, martech, insurtech, and other ancillary offerings, driving the almost three-fold organic increase in our year-over-year net revenue. In addition, during the first quarter we worked on strategic partnerships with a view to significantly expand customer access to our marquee subscription-based platform, TripPlanet. We believe that our strong results and the pace of travel recovery have attracted industry-leading investors to our shareholder base, as evidenced by the upsize of our all $70 million all-equity PIPE by an incremental $20 million.”

Dan Figenshu, Chief Financial Officer of Mondee, said: “While at the beginning of the first quarter we faced travel headwinds from the COVID-19 Omicron variant, we continued our overall robust financial recovery due to a much stronger second half, with the positive momentum expected to continue into the rest of the year. During the first quarter, we returned to Adjusted EBITDA profitability and generated positive cash flow from operations. Our organic revenue growth drove these results, even before we commence our planned M&A strategy to be funded by the proceeds from the business combination and the PIPE. We believe that the strong first quarter reaffirms confidence in our full year 2022 projections.”

Financial Summary and Operating Results

	For the year ended December 31,		Year-Over-Year Δ
	1Q22 Actual	1Q21 Actual	$	%
Transactions	462,931	252,706	210,225	83.2%
Revenue, Gross	469.3	153.7	$315.6	205.3%
Revenue, Net	37.7	13.5	$24.2	179.3%
Net Loss	(7.0)	(12.4)	$5.4	43.5%
Adj. EBITDA	2.2	(3.6)	$5.8	161.1%

(in millions $, except transactions and percentages)

Recent Transactions / Business Highlights

•	Announced an upsizing of its PIPE on April 25, 2022. Two leading financial investors have agreed to collectively subscribe for an additional $20 million all-equity PIPE from ITHAX at $10 per share through an investment vehicle, which increases the aggregate gross proceeds to the combined company from the PIPE transactions from $50 million to $70 million.

•	Continued to expand its targeted closed group networks with a strategic alliance with Arthur J. Gallagher, providing the company access to more than 287,000 business and organizations. Mondee will work closely with the Allied Business Network, a membership-based small business benefits provider, part of the Gallagher Network, which includes Gallagher Affinity, the program administrator and benefits provider for over 1,000 national associations and affinity groups and 20 million members.

•	Focused on increasing the number of users that have access to its subscription products such as Tripplanet and Unpub, currently exceeding access to 10 million users, up from the 4 million on December 20, 2021, at the time of the business combination announcement.

Financial Statements

•	To view the Company’s financial statements of operations as of March 31, 2022, review ITHAX Acquisition Corp.’s Amendment No. 2 to Form S-4 (File No. 333- 263727) filed with the SEC on May 20, 2022.

About Mondee Inc.:

Mondee Inc. is a group of leading travel technology, service, and content companies driving disruptive innovative change in the leisure and corporate travel markets. They deliver a revolutionary technology platform of SaaS, mobile, and cloud products and services to a global customer base, processing over 50 million daily searches and multi-billion dollars of transactional volume yearly. Founded in 2011, Mondee is headquartered in Silicon Valley, California, with 17 offices in USA and Canada, and operations in India, Thailand, and Ireland. On December 20, 2021, Mondee entered into a definitive business combination agreement with ITHAX Acquisition Corp. (Nasdaq: ITHX) that is expect to result in Mondee becoming a publicly listed company on Nasdaq under the ticker symbol “MOND”. For more information, please visit https://www.mondee.com.

About ITHAX Acquisition Corp:

ITHAX Acquisition Corp., a Cayman Islands exempted company (NASDAQ: ITHX), is a blank check company formed by the founder of Ithaca Capital Partners (“Ithaca”) and the principals of AXIA Ventures Group Limited (“AXIA”). Ithaca is a real estate investment manager with focus on deep-value hospitality investments in the United States, Latin America and Caribbean. AXIA is a leading, independent, privately-owned investment bank founded in 2008 that provides services in more than 20 countries through its offices in New York, London, Milan, Athens, Nicosia and Cyprus. For more information, please visit https://ithaxacquisitioncorp.com.

Forward-Looking Statements:

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Additional Information about the Business Combination and Where to Find It:

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in Solicitation:

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Media Contacts:

For Mondee:

Media

MondeePR@ICRinc.com

Investor Relations

MondeeIR@ICRinc.com

For ITHAX:

Investor Relations

info@ithaxacquisitioncorp.com